Exhibit 99(a)(5)(B)

NOTICE OF REDEMPTION
TO THE HOLDERS OF
5.0% SENIOR CONVERTIBLE NOTES DUE 2029 ISSUED BY
INLAND REAL ESTATE CORPORATION
(CUSIP No. 457461AC5)

Reference is made to the Indenture, dated as of August 10, 2010 (the “Indenture”), between Inland Real Estate Corporation, a Maryland corporation (the “Company”) and Wells Fargo Bank, National Association, as trustee (the “Trustee” or “Paying Agent” or “Conversion Agent”), relating to the Company’s 5.0% Convertible Senior Notes due 2029 (the “Notes”). Pursuant to Article 11 of the Indenture and Section 4 of the Notes, the Company has the right to redeem the Notes for cash, in whole or in part at any time, on or after November 21, 2014 for 100% of the principal amount of the Notes to be redeemed plus any accrued but unpaid interest to but excluding the Redemption Date, as defined below.

NOTICE IS HEREBY GIVEN pursuant to the terms and conditions of the Indenture that all outstanding Notes will be redeemed in full on December 1, 2014 (the “Redemption Date”) at a redemption price of 100% of the principal amount thereof, plus accrued and unpaid interest to but excluding the Redemption Date. The amount of interest that will be payable with respect to the Notes on the Redemption Date is approximately $2.22 per $1,000 principal amount of the Notes. All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture.

In lieu of redemption, a Holder may surrender for conversion any of the Notes called for redemption at any time prior to the close of business on November 26, 2014, the third Business Day prior to the Redemption Date.  The right to convert Securities pursuant to the Indenture will expire after the close of business on the third Business Day prior to the Redemption Date unless the Company defaults in making the payment due upon redemption.  A Holder may convert fewer than all of its Notes so long as the Notes converted are an integral multiple of $1,000 principal amount and the remaining principal amount of Securities is in an authorized denomination. The current conversion rate of the Notes is 102.8807 shares of the Company’s common stock per $1,000 principal amount of the Notes. Holders who wish to convert Notes must comply with the Indenture, including without limitation the procedure relating to conversion in Section 4.02 of the Indenture.

The Redemption Price will become due and payable on each Note to be redeemed on the Redemption Date and, if the Company complies with the terms and conditions of the Indenture and the Notes, interest on the Notes will cease to accrue on and after the Redemption Date.

Payment of the Redemption Price and surrender of Notes for redemption will be made through the facilities of The Depository Trust Company. Notes must be surrendered to the Trustee (acting as Paying Agent) to collect the Redemption Price. Holders may inquire about the procedures for redemption of the Notes or request additional copies of this Notice by contacting the Trustee using the contact information set forth below.

The Trustee, Paying Agent and Conversion Agent is:

Wells Fargo Bank, National Association

Registered & Certified Mail:	Regular Mail or Courier:	In Person by Hand Only:
Wells Fargo Bank, N.A.	Wells Fargo Bank, N.A.	Wells Fargo Bank, N.A.
Corporate Trust Operations	Corporate Trust Operations	Corporate Trust Services
MAC N9303-121	MAC N9303-121	Northstar East Building - 12th Floor
P.O. Box 1517	6th St & Marquette Avenue	608 Second Avenue South
Minneapolis, MN 55480	Minneapolis, MN 55479	Minneapolis, MN 55402

Or

By Facsimile Transmission: (612) 667-6282
Attention: Corporate Trust Operations

By Telephone: (800) 344-5128

IMPORTANT TAX INFORMATION

Please read this carefully

Under United States federal income tax law a withholding of 28% from reportable payments made to certain holders of Notes may be required unless the holder furnishes a properly completed Form W-9 or otherwise establishes an exemption from backup withholding.

Dated: October 29, 2014	INLAND REAL ESTATE CORPORATION